FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2006
ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
               Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes ☐          No ☑

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.
By:	/s/ Alan D. Horn
Alan D. Horn
Vice President, Finance and Chief Financial Officer
Date: March 8, 2006

Exhibit Index

Exhibit Number	Description
99.1	Management’s Discussion & Analysis and Audited Financial Statements of Rogers Communications Inc. for the year ended December 31, 2005.